Exemption Order
82-5166

APF ENERGY

04045644

NEWS RELEASE

TSX: AY.UN
AY.DB

APF Energy Announces Management Appointments

October 7, 2004 - APF Energy Trust announces the following personnel changes, reflective of APF's business plan of increased focus on full-cycle exploration and production.

Bonnie Nicol, who had been APF's Vice President, Operations since January of 1998, is leaving APF at the end of October. Ms. Nicol was an important factor in APF growing from 3,500 boe/d to 18,000 boe/d and generating one of the sector's best returns over that period.

John Ewing, who had been APF's Vice President, GeoScience since January, 2003, has left the company to pursue other opportunities.

Ms. Nicol's and Mr. Ewing's positions have been combined. This has resulted in Dan Allan, formerly APF's Vice President, Coalbed Methane, being appointed Vice President, Exploration and Production. Mr. Allan is a Professional Geologist with more than 28 years of experience in the oil and gas industry. Following graduation with an honours degree in geology from McGill University in 1975, Mr. Allan began his career with Texaco Exploration, where he spent six years in Western Canada. In 1981, he joined Dome Petroleum in Denver, Colorado and spent the next 14 years in the United States. In 1994, he moved to MAXX Petroleum as Exploration Manager and subsequently, in 1997, founded CanScot Resources Ltd. as President and Chief Executive Officer. CanScot was acquired by APF in September of 2003.

APF also announces the following promotions within its engineering and operations groups:

- Wayne Dowhaniuk, P.Eng., has been promoted from Senior Engineer to Manager, Technical Services, with responsibility for APF's drilling and completions, commodities marketing and reserve evaluations. Prior to joining APF in July, 2003, Mr. Dowhaniuk had been a consultant with Nycan Energy Corp. (acquired by APF in April, 2003). Mr. Dowhaniuk is the former President and C.E.O. of Wolverine Energy Corp.

- Kevan Newman, P.Eng., has been promoted from Senior Engineer to Manager, Operations, with responsibility for APF's daily production and operations, including all of APF's field offices and staff. Mr. Newman joined APF in March, 2002 from Artemis Energy Limited where he was a Senior Engineer.

dw10/21

In addition to the foregoing, the following individuals have been appointed as Managers of APF's Business Units, each with overall responsibility for a team of landmen, engineers, geologists and geophysicists, whose mandate is to identify, evaluate and execute APF's exploitation, exploration and corporate development strategies:

- Howard Anderson, P. Eng. – Manager, Central Business Unit. Mr. Anderson has been a consultant at APF since June, 2004. Before joining APF, he was Vice President, Engineering at Pioneer Natural Resources Canada Inc., and prior to that, was a member of the management team at Canadian Hunter Exploration Ltd.

- Gordon MacMahon, P.Geol. – Manager, Western Business Unit. Mr. MacMahon joined APF in August, 2002 as a Senior Geologist, Corporate Development. Before various consulting mandates, Mr. MacMahon was President and C.E.O. of Jamuna Energy Ltd.

- Jeff Shaw, P.Eng. – Manager, Southeast Saskatchewan Business Unit. Mr. Shaw joined APF in September, 2003 following five years at McDaniel Associates Ltd. where he specialized in oil and gas evaluations. Prior to McDaniel, he was employed at Northrock Resources Ltd. as a District Exploitation Engineer.

- Murray Stewart, P.Eng. – Manager, Southern Business Unit. Mr. Stewart joined APF in May, 2004 as a senior engineer. Most recently, Mr. Stewart had been a Manager, Technical Services at NAL Resources.

- Steve Rosenstein, P.Geol. – Manager, Coalbed Methane. Mr. Rosenstein had been Vice President, Exploration at CanScot Resources Ltd. until its acquisition by APF in September, 2003.

APF is also pleased to announce that Liz Ganton has joined the company as Manager, Human Resources. Ms. Ganton holds an undergraduate degree in Administration and an M.B.A. from the University of Calgary. Most recently, she was Manager, Human Resources and Administration with Esprit Exploration Ltd. Dave Snyder, who has been APF's Manager of Human Resources and Administration since 2001, becomes Manager, Office Services.

"With our tremendous growth space over the last eighteen months we needed to assess how to deploy our human capital going forward, and we believe this organizational structure puts us in the best position to succeed", commented APF's President, Steve Cloutier.

For Further Information Please Contact

Steve Cloutier, President
Alan MacDonald, V.P. Finance
Christine Ezinga, Corporate Planning Analyst
Telephone: (403) 294-1000 ▲ Toll Free (800) 838 9206 ▲ Fax (403) 294-1010
Email: invest@apfenergy.com ▲ Internet: www.apfenergy.com

Exemption Order
82-5166

APF ENERGY

NEWS RELEASE

TSX: AY.UN
AY.DB

APF Energy Trust announces distribution of $0.16 per unit and Executive Appointment

October 19, 2004 - APF Energy Trust announces it is maintaining its monthly distribution of $0.16 per unit. Payment will be made on November 15, 2004 to unitholders of record on October 29, 2004. The ex-distribution date is October 27, 2004.

Steve Cloutier, President of APF, is also pleased to announce that Wayne Geddes, P. Land, has joined APF as Vice President, Land.

Mr. Geddes has more than 23 years' experience in the oil and gas business, most recently as Vice President, Land & Business Development at Calver Resources Inc., a private Calgary-based junior oil and gas company. From 1993 to 2002, Mr. Geddes was with Anadarko Canada Corporation and its predecessor entities (Union Pacific Resources Inc. and Norcen Energy Resources Limited), where he assumed roles of increasing responsibility, culminating in his appointment as Land Negotiations Manager.

Certain statements in this material may be "forward-looking statements" including outlook on oil and gas prices, estimates of future production, estimated completion dates of acquisitions and construction and development projects, business plans for drilling and exploration, estimated amount and timing of capital expenditures and anticipated future debt levels and royalty rates. Information concerning reserves contained in this material may also be deemed forward-looking statements as such estimates involve the implied assessment that the resources described can be profitably produced in the future. These statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated by APF. This news release is not for distribution in the U.S. The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.

For Further Information Please Contact

Steve Cloutier, President
Alan MacDonald, V.P. Finance
Christine Ezinga, Corporate Planning Analyst
Telephone: (403) 294-1000 ▲ Toll Free (800) 838 9206 ▲ Fax (403) 294-1010
Email: invest@apfenergy.com ▲ Internet: www.apfenergy.com